Mail Stop 6010

August 21, 2007

Eric E. Parsons
Chief Executive Officer
Stancorp Financial Group, Inc.
1100 S.W. Sixth Avenue
Portland, OR 97204

> **Re: Stancorp Financial Group, Inc.**
> **Definitive Proxy Statement**
> **Filed March 23, 2007**
> **File No. 001-14925**

Dear Mr. Parsons:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Nominating and Corporate Governance Committee, page 9

1.   Please provide the disclosure required by Item 404(b) of Regulation S-K. Your disclosure should include a description of your policies and procedures for the review, approval or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.

Director Compensation in 2006, page 16; and
Summary Compensation Table, page 17

2.   Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K and to the Instruction to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 26

3.   We note that your Compensation Discussion and Analysis follows your Summary Compensation Table and the other tables required by Item 402 of Regulation S-K. Please note that the Compensation Discussion and Analysis is intended to put into perspective for investors the numbers and narrative that follow it. See Section II.B.1. of Securities Act Release No. 33-8732A. Please reorganize your presentation so that your Compensation Discussion and Analysis appears before your Summary Compensation Table and other related tables and disclosures.

4.   Please enhance your disclosure by including a discussion and analysis of each compensation element and your decisions regarding how each element fits into your overall compensation objectives and affect decisions regarding other elements. Refer to Item 402(b)(1)(vi) of Regulation S-K.

Long-Term Component, page 30

5.   You disclose that for purposes of determining the specific award levels for options, performance shares and tenure-based restricted stock, the Committee generally seeks to allocate approximately two-thirds of the total annual award value to stock options and restricted stock, and one-third of the total annual long-term award to performance shares. Please provide a brief analysis as to why you have determined that these allocations best incentivize your named executive officers to achieve the specified goals. Indicate why the Committee allocated an increased percentage of the total annual long-term award value to performance shares for the CEO and increased the allocation of performance shares from 50% to 60% in 2006.

6.   Your disclosure appears to indicate that compensation goals are established at the beginning of your fiscal year which would suggest that 2007 goals were known prior to the filing of your proxy statement. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Your Compensation Discussion and Analysis should include discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86. Please provide the disclosure required by Item 402(b) with respect to your compensation policies, plans or arrangements for 2007. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney